UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

MicroHelix, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
00059507X309 (CUSIP Number)
Isaac W. Jameson
Paulson Investment Company, Inc.
811 S.W. Naito Parkway, Suite 200
Portland, OR 97204
(503) 243-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 01, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00059507X309

1.	Names of Reporting Persons. Chester L.F. and Jacqueline M. Paulson, as Joint Tenants I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* PF OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,095

	8.	Shared Voting Power 1,275,788

	9.	Sole Dispositive Power 40,095

	10.	Shared Dispositive Power 1,275,788

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,315,883

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 23.5578

14.	Type of Reporting Person IN

Chester L.F. & Jacqueline M. Paulson (together the "Paulsons") may be deemed to control Paulson Capital Corp. ("PLCC"), which wholly owns Paulson Investment Company, Inc. ("PICI"). The Paulsons control and are the sole and equal members of the Paulson Family, LLC. ("LLC").
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SCHEDULE 13D
CUSIP No. 00059507X309

1.	Names of Reporting Persons. Paulson Capital Corp. I.R.S. Identification No. 93-0589534

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* WC OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,275,788

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,275,788

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,275,788

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 23.0051

14.	Type of Reporting Person CO BD
Paulson Capital Corp. ("PLCC") wholly owns Paulson Investment Company, Inc. ("PICI"). PLCC is a corporation and PICI is a broker-dealer.
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Item 1. Security and Issuer

         This Schedule 13D Amendment (this "Schedule") relates to shares of common stock (the "Issuer Common Stock"), of Microhelix, Inc., an Oregon corporation (the "Company"). The principal executive offices of the Company are located at 16125 S.W. 72nd Ave., Portland, Oregon, 97224.

Item 2. Identity and Background.

(a)

Name:  This statement is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended: (i) Chester L.F. and Jacqueline M. Paulson, as joint tenants and each individually (together, the "Paulsons"); and (ii) Paulson Capital Corporation, an Oregon corporation ("PLCC"), which directly wholly owns Paulson Investment Company, Inc., an Oregon corporation and a registered broker-dealer ("PICI"). The Paulsons and PLCC are collectively referred to as the "Reporting Persons".

         Information with respect to the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information by another Reporting Person, except as otherwise provided in Rule 13d-1(k) of the Act. By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

(b)	Residence or business address: The Paulsons, PLCC's, and PICI's principal business address is: 811 S.W. Naito Parkway, Suite 200 Portland, Oregon 97204

(c)	Present Principal Occupation or Employment: Chester L.F. Paulson is Chairman of the Board of PLCC and PICI. Jacqueline M. Paulson is Corporate Secretary/Treasurer of PLCC and PICI.

(d)

Criminal Conviction:  To the best of their knowledge, during the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

Court or Administrative Proceedings:  To the best of their knowledge, during the last five years none of the Reporting Persons has been a party to a civil proceeding of a jurisdiction or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Paulsons are citizens of the United States of America, and PLCC and PICI are organized under the laws of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration:

         On November 16, 2001 and in exchange for services related to the Issuer's initial public offering, Chester L.F. Paulson received underwriter units consisting of warrants to purchase 40,095 shares of Issuer Common Stock.

         Between November 2001 and November 2002, PICI acquired 392,000 shares of Issuer Common Stock and warrants to purchase 590,000 shares of Issuer Common Stock, in each case through open market purchases. On November 16, 2001 and in exchange for services related to the Issuer's initial public offering, PICI received underwriter units consisting of warrants to purchase 382,386 shares of Issuer Common Stock. On June 6, 2003, PICI sold 8,000 shares of Issuer warrants for $0.03 per share on the open market, and 38,598 shares of Issuer warrants for $0.04 per share on the open market. On September 8, 2003, PICI sold 10,000 shares of Issuer Common Stock for $0.75 per share on the open market. On September 10, 2003, PICI sold 5,000 shares of Issuer Common Stock for $0.75 per share on the open market. On September 24, 2003, PICI sold 27,000 shares of Issuer Common Stock for $0.62 per share on the open market. See Item 5(c) regarding sales within the past 60 days.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

The Reporting Persons acquired shares of Common Stock for investment purposes. The Reporting Persons have no existing plans or proposals that include or may result in:
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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

Chester L.F. Paulson directly beneficially owns warrants to purchase 40,095 shares of Issuer Common Stock. Through their relationship with PLCC and PICI, the Paulsons may be deemed to beneficially own the Issuer Common Stock, underwriter warrants and warrants to purchase Issuer Common Stock that are indirectly beneficially owned by PLCC through PICI. Chester L.F. Paulson's direct beneficial ownership, together with the shares that the Paulsons may be deemed to beneficially own through their relationship with PLCC and PICI, constitutes 23.5578% of the 4,619,886 shares of Common Stock outstanding as of September 30, 2003, as reported in the Issuer's Form 10-QSB filed with the SEC on November 6, 2003.

         PICI directly beneficially owns (i) 350,000 shares of Common Stock; (ii) underwriter warrants and warrants to purchase 972,386 shares of Issuer Common Stock. Because PLCC directly wholly owns PICI, it may be deemed to beneficially own the Issuer Common Stock and underwriter warrants and warrants to purchase Issuer Common Stock that are directly beneficially owned by PICI. PLCC's direct and indirect beneficial ownership constitutes 23.0051% of the 4,619,886 shares of Common Stock outstanding as of September 30, 2003, as reported in the Issuer's Form 10-QSB filed with the SEC on November 6, 2003.

         Pursuant to Rule 13d-4, the Paulsons expressly disclaim beneficial ownership of: (i) the 350,000 shares of Issuer Common Stock of which PICI is the record owner; and (ii) the underwriter warrants and warrants to purchase 925,788 shares of Issuer Common Stock of which PICI is record owner.

(b)

(i) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have sole power to vote or direct the vote of 40,095 shares. Of the total amount of shares directly or indirectly beneficially owned by PLCC, PLCC has sole power to vote or direct the vote of 0 shares.

         (ii) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have shared power to vote or direct the vote of 1,275,788 shares. Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by PLCC, PLCC has shared power to vote or direct the vote of 1,275,788 shares.

         (iii) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have sole power to dispose or direct the disposition of 40,095 shares. Of the total amount of shares directly or indirectly beneficially owned by PLCC, PLCC has sole power to dispose or direct the disposition of 0 shares.

         (iv) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have shared power to dispose or direct the disposition of 1,275,788 shares of Issuer Common Stock. Of the total amount of shares directly or indirectly beneficially owned by PLCC, PLCC has shared power to dispose or direct the disposition of 1,275,588 shares.

(c)	There have been no transactions in the above shares by the Reporting Persons during the last 60 days.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Persons have entered into a Joint Filing and Consent Agreement dated as of December 11, 2003. Pursuant to such agreement, each member of the Reporting Persons has agreed to file jointly, and update reports pursuant to Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended ("Section 13 Reports") with respect to the Common Stock.

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Item 7. Material to be Filed as Exhibits.

         Joint Filing Agreement dated as of December 11, 2003, by and among Paulson Capital Corp., Paulson Investment Company, Inc., Chester L.F. Paulson and Jacqueline M. Paulson.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2003
Chester L.F. Paulson
By:	/s/ Chester L.F. Paulson Chester L.F. Paulson
Title:	Chairman of the Board
Chester L.F. Paulson
By:	/s/ Chester L.F. Paulson, individually Chester L.F. Paulson, individually
Jacqueline M. Paulson
By:	/s/ Jacqueline M. Paulson, individually Jacqueline M. Paulson, individually

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